FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of August, 2019

Commission File Number: 001-09531

Telefónica, S.A.
(Translation of registrant's name into English)

Distrito Telefónica, Ronda de la Comunicación s/n,
28050 Madrid, Spain
3491-482 87 00
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Gran Vía, 28 - 9ª Planta - 28013 Madrid

Telefónica, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Telefónica – Closing of the sale of Telefónica Móviles Panamá	2

Gran Vía, 28 - 9ª Planta - 28013 Madrid

TELEFÓNICA, S.A. (“Telefónica”) in compliance with the Securities Market legislation, hereby communicates the following

RELEVANT INFORMATION

Following the communication published on February 20, 2019, Telefónica informs that, after obtaining the relevant regulatory approvals, Telefónica Centroamérica Inversiones, S.L., 60% of which is owned, directly and indirectly, by Telefonica and 40% by Corporación Multi Inversiones, has transferred today the entire share capital of Telefónica Móviles Panamá, S.A. to Cable Onda S.A., a subsidiary of Millicom International Cellular, S.A., for an amount of 594 million US dollars, approximately 536 million euros at the current exchange rate.

After the closing of this transaction, Telefónica has completed the sale of three of its operations in Central America (Guatemala, Nicaragua and now, Panamá) for a total amount 1,356 million dollars, 60% of which (814 million dollars) corresponds to Telefónica. The closing of the sales of El Salvador and Costa Rica is pending.

During January and February 2019, Telefónica announced the sale of all its operations in Central America for an aggregate amount (enterprise value) of 2,298 million dollars (approximately, 2,025 million euros, with an aggregate implicit multiple of 7.4 times 2018 OIBDA of all companies and an estimated debt reduction of approximately 1,400 million euros).

As previously announced, this transaction is part of the Telefónica Group’s asset portfolio management policy, based on a strategy of value creation, improving return on capital and strategic positioning. It also complements the objective of organic debt reduction and strengthening the balance sheet in a growing cash flow scenario, which allows us to maintain a sustainable and attractive shareholder remuneration.

Madrid, August 29, 2019

Gran Vía, 28 - 9ª Planta - 28013 Madrid

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date:	August 29, 2019	By:	/s/ Pablo de Carvajal González
			Name:	Pablo de Carvajal González
			Title:	Secretary to the Board of Directors

Gran Vía, 28 - 9ª Planta - 28013 Madrid